Exhibit 23.2

Fruci & Associates II, PLLC

802 N. Washington

PO Box 2163

Spokane, Washington 99210-9223

To the Board of Directors

Target Group Inc.

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2019 Equity Incentive Plan of our audit report dated April 1, 2019 with respect to the balance sheets of Target Group Inc. as of December 31, 2018 and 2017 and the related consolidated statements of operations and comprehensive loss changes in stockholders’ equity and cash flows for the periods then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2018. Our report dated April 1, 2019, relating to the aforementioned financial statements, includes an emphasis of matter paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ Fruci & Associates II, PLLC

June 7, 2019